SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           FORM 10-SB / A


     REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUER PURSUANT TO
SECTION
            12(b)OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                ASSOCIATED GOLF MANAGEMENT, INC.
     (Name of Small Business Registrant as specified in its charter)


                NEVADA                          84-1351409
    (State or other jurisdiction of    (I.R.S. Employer Identification
Number)
     incorporation or organization)


 11007 North 56th Street, Suite 204, Temple Terrace, Florida 33617
(Address of principal executive offices)                   (Zip Code)

                              (813) 988-7775
        (Registrant's telephone number, including area code)


Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                NONE                                NONE
Title of each class to be so registered         Name of each exchange
                                                on which each class
                                                is to be registered



Securities to be registered pursuant to Section 12(g) of the Act:

                      COMMON STOCK, $.001 PAR VALUE PER SHARE
                                    (Title of class)






On June 30 1999 the Registrant had outstanding 7,056,059 shares of Common Stock, par value $.001 per share.

ASSOCIATED GOLF MANAGEMENT, INC.
FORM 10-SB

INDEX

PART I			Page No.

Item 1.	Description of Business.
Item 2.	Management's Discussion and Analysis of Financial
        Condition and Results of Operations.
Item 3.	Description of Properties.
Item 4.	Security Ownership of Certain Beneficial Owners and
        Management.
Item 5.	Directors, Officers, Promoters & Control Persons.
Item 6.	Executive Compensation.
Item 7.	Certain Relationships and Related Transactions.
Item 8.	Description of Securities.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common
        Equity and Other Shareholders Matters.
Item 2.	Legal Proceedings.
Item 3.	Changes In and Disagreements With Accountants.
Item 4.	Recent Sales of Unregistered Securities
Item 5.	Indemnification of Directors and Officers

PART F/S

         Financial Statements

PART III

Item 1.	Index to Exhibits
Item 2.	Description of Exhibits

SIGNATURES


                             ITEM 1.  BUSINESS


COMPANY OVERVIEW
     Associated Golf Management, Inc. ("Associated"), together with its wholly-owned subsidiary, "National Senior Tour", Inc. (collectively the "Company") engages in the development, marketing and management of golf tournaments for senior professional golfers, and the distribution and sale of golf-related consumer products. In addition, the Company plans to design, develop and manage golf courses and operate golf instructional schools and facilities.
     Associated was incorporated under the laws of the State of Nevada in September, 1996, as "Fairway Enterprises, Inc." ("Fairway"). Fairway was initially wholly owned by Hanovia Creative Capital Corp. ("Hanovia"), a corporation formed under the laws of the Province of British Columbia, Canada in 1984. In October 1996, the shareholders of Hanovia exchanged all the shares of Hanovia on a one for one basis for shares of Common Stock of Fairway.
     In May, 1997, Fairway acquired all of the issued and outstanding shares of Fairway Sports, Incorporated, a Florida corporation, ("Fairway Sports") in exchange for 416,502, shares of Fairway's Common Stock.
     On December 14, 1998, Fairway changed its name to Associated Golf Management, Inc. and incorporated "National Senior Tour", Inc. ("National Senior Tour") in the State of Florida. "National Senior Tour" is a wholly-owned subsidiary of the Company that engages in the business of organizing, marketing, and promoting golf tournaments for professional golfers over the age of 48. At the beginning of the 1999 tournament season, the management of the Company planned for the "National Senior Tour" to hold twelve (12) tournaments. Subsequent to sponsoring the first two tournaments in the 1999 "National Senior Tour", the Company concluded to reduce the number of tournaments to 8, including one Q-school instructional tournament. With the reduction in the number of tournaments, the Company placed greater emphasis on and enhanced the quality of the golfing experience at the remaining tournaments while reducing the overhead of the Company experienced in tournament organization efforts. See BUSINESS-"NATIONAL SENIOR TOUR".
     The term the "Company" or "Associated Golf Management" as used herein includes Associated Golf Management, Inc. and its subsidiary, "National Senior Tour", unless otherwise indicated. The Company's executive offices are located at 11007 North 56th Street, Suite 204, Temple Terrace, Florida 33617. The Company's telephone number is 813-998-7775.
     In 1999 the Company initiated a website called "BigGolfStore.com" ("Website") to market and promote the "National Senior Tour" tournaments, the distribution and sale of golf-related consumer products, and the Company's proposed golf instructional schools ("NST Instructional Schools"). See BUSINESS-WEBSITES/E-COMMERCE. The Company has not yet hosted any "NST Instructional Schools" but plans to sponsor one during the current fiscal year. See BUSINESS-NST INSTRUCTIONAL GOLF SCHOOLS.
     Of the several different business objectives the Company seeks to develop in the golfing industry, the Company currently plans to emphasize and give greater attention to the Company's core business of hosting the "National Senior Tour" tournaments and to the Company's e-commerce business objectives.

GOLF INDUSTRY OVERVIEW
     Public interest in golf is at an all time high and growing.
Televised golfing events earn excellent exposure for event sponsors and their products. Additionally, many dedicated club professional working at the grass roots level have gained the public's interest and have helped to make golf one of the fastest growing adult participation sports in the country.
     The number of professional golfers turning 48 years of age is at an all time high due to the aging "Baby Boom" generation. Since its organization in 1980 beginning with only four tournaments, the Senior PGA
Tour has grown to over forty-two events, including the prestigious U.S.
Seniors Open, the Tradition, The PGA Senior's Championship and The Ford
Senior Players Championship. Its prize money now totaling over $40 million dollars, the Senior PGA Tour is considered by some to be the sports success story of the 1980's. Now in the 1990's, senior prize money purses have grown twice as fast as those of the regular PGA Tour. Along with increasing donations to charities there has also been a dramatic increase in television exposure. However, as a result of the aging of the "Baby Boom" generation, potentially more talented players exist than the restrictive PGA Senior Tour guidelines can accommodate.
     Fields of Senior PGA events are limited to seventy-eight players.
Last year's qualifying school offered only 8 spots for 504 players. Further, even assuming a player makes it through the qualifying school, if he doesn't finish within the top 31 on the money list, he can lose his tournament card. To be exempt from qualifying school, a golfer must have won a Senior PGA Tour event in the last calendar year. This means that he must have finished among the top 31 golfers on the money list the previous year or rank among the top 31 all-time money winners on the combined PGA and Senior PGA money list.
     Since the Senior PGA Tour primarily consisted of players who acquired significant earnings on the regular tour before turning 50, the Company believes a need exists in the field for additional senior professional players and tour events. Today, as expected, there is no shortage of outstanding senior professionals who might not otherwise qualify for the Senior PGA Tour. Growing out of this need for an additional competitive arena for senior professional golfers, and coupled with the success of the Senior PGA Tour, the Company is holding "National Senior Tour" golf tournaments to capitalize on this need.

"NATIONAL SENIOR TOUR"
     It is the intention of the Company to develop a first class professional golf tour for golfers 48 years of age, and older, as an alternative for seniors who have not qualified for the PGA Senior Tour.
The Company anticipates that tournaments will be held at various golf clubs throughout the United States and in Europe with the expectation that ex-
PGA touring professionals, accomplished golf professionals, PGA Seniors Tour players, and world class amateurs will attend and participate in the tournaments. The Company thereby seeks to provide senior professional golfers access to a market that had previously been denied to them and endeavors to provide a unique and lucrative avenue for corporations and service organizations to reach their customers and audience on local, national, and international levels.
     The Company expects that the aggregate prize purse per tournament for 1999 will be approximately $100,000.00 in U.S. funds and believes that the aggregate prize purse per tournament should increase to approximately $150,000.00 by the year 2001. The Company intends to provide funding for the prize purses and costs to operate the proposed tournaments from players' entry fees and corporate sponsorships.
     For each tournament, the Company intends to provide all supplies and equipment which are required for the tournament such as ropes and stakes, score boards, scoring standards, tents and tournament trailers.  The
Company also plans to administer each tournament and to oversee the setup of the golf course at which the tournament is to be held, to oversee the roping and course maintenance at such golf course where the tournament is to be held, and to oversee enforcement of decisions regarding rules and player relations, entries and standings.
     The Company has already held two "National Senior Tour" tournaments
during the current fiscal year under the mark National Senior Tour.   The
first of these was held in Beaumont, Texas and was the first "National
Senior Tour" tournament that the Company has held under that mark. In the first tournament held in the 1999 year, 76 participants entered the competition and the cost to operate the event was $60,000. There were _______ (_____) sponsors of this tournament. This tournament received $76,000 in entry fees, but did not receive any money as gate receipts.
     105 participants competed in the second tournament.  The cost to operate the event was $100,000 and the tournament generated $32,000 in
entry fees.   There were _____ sponsors of this tournament. The Company did not receive any money for gate receipts because all gate proceeds for this tournament were donated to the Buckner Children's Charity. The Company received approximately $58,000 in sponsorship money for the second tournament of the 1999 National Senior Tour.
     In these tournaments the funding for the prize purse and costs to operate the tournament was provided by players' entry fees. The Company anticipates that it will hold an additional ten "National Senior Tour" tournaments during the 1999 fiscal year.
     Fairway Sports, held twenty-one tournaments under the designation
"Senior Series Tour" tournaments since the Company acquired Fairway
Sports approximately two years ago. The "Senior Series Tour" tournaments, which were discontinued in 1998, were similar in nature to the Company's National Senior Tour tournaments.
     The Company concluded to discontinue the Senior Series Tournaments in 1998 for several reasons. First, the Company concluded that certain operational difficulties the previous management of the Company experienced with the Senior Series Tournaments had undermined most of the goodwill formerly associated with that tournament series. Second, the Company determined that the Company's best interests would be better served by developing a new series of tournaments with a new name and trademark emphasizing the national character of the Company's new tour.
      The Company is actively seeking a PGA Senior Tour affiliation although there can be no assurance that the Company will be successful in obtaining a PGA Senior Tour license or affiliation. If the Company were to obtain a PGA affiliation, the Company believes the Company's potential to obtain sponsors and participants in its "National Senior Tour" tournaments should increase.

SALES OF GOLF EQUIPMENT AND PRODUCTS
     The Company does not manufacture golf equipment and products, but plans to sell golf equipment and products through its website "BigGolfStore.com" and its website to be established called "nationalseniortour.com." The Company plans to obtain licenses and/or other agreements to market, promote, distribute, and sell such golf equipment and products worldwide. See BUSINESS-LICENSING. The Company also intends to sell golf equipment and products at sites where it hosts its "National Senior Tour" golf tournaments. The Company further expects to market, promote, distribute and sell golf equipment and products in Europe with the assistance of Europa Consultancy Ltd. See BUSINESS-INTERNATIONAL OPERATIONS and CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-EUROPA CONSULTANCY LTD.

WEBSITE/E-COMMERCE
      In 1999, the Company developed and initiated an internet website located at www.BigGolfStore.com. The website is in the process of being expanded and constructed further by the Company. The Company has applied for and received national registration for the domain name "The Big Golf Store.com" and has a first right of refusal to continue utilizing the domain name beyond the initial term of two years.
      The Company anticipates that the website, once it is expanded, will promote the Company's "National Senior Tour" golf tournaments in the
United States, Europe, and internationally. The expanded website will also promote the sale of an estimated 11,000 products and an estimated 100 travel packages under the terms of merchandise and other agreements the Company plans to enter into with various prominent businesses.
     All technological steps have been taken in connection with the
Company's website expansion program.  Although there can be no assurance, the Company expects the cost for marketing and all related expenditures for the Website during its first full year to be approximately $100,000. The expanded Website was completed and introduced during the early part of the fourth quarter of 1999. The Company does not have any security authorization concerns other than those pertaining generally to all websites, such as the protection of data on the Website from hackers and others trying to obtain sensitive information customers transmit to the Website and the concern that customers using credit cards might have the numbers stolen and the concern for the proper authorization of such credit cards. Each of these concerns is addressed in the manner recommended by the Company's Website consultant and includes use of the appropriate hardware and software to restrict access to sensitive data and verify the authority of customers to use credit cards for the purchase of goods at the website.
     The Company has now been granted associate status with Amazon.com for a period ending in October, 2000. Pursuant to the associate status, Amazon.com will be a supplier to the Company for golf, fitness and sports related books to be offered through the Company's website. Although the arrangement with Amazon.com is not exclusive, Amazon.com currently is the Company's only supplier for such items.
    	Other than goods supplied by Amazon.com relating to golf, fitness and sports related books, the Company will fulfill sales by its website through an arrangement with "The Golfer's Advantage" of Brooking, South
Dakota, a 27 year old company with 11,000 products available. The 11,000 products to be available via the website are available through our arrangement with "The Golfer's Advantage," pursuant to which the Company is to receive 50% of all such sales payable thirty (30) days net of payment by customers for products sold through the Company's website.
     The Company has entered into an agreement in May 1999, with On-Site Computer Solutions ("On-Site")under which On-Site will design a website for the "National Senior Tour"  golf tournaments which is expected to be
called "nationalseniortour.com."   The website will showcase and promote
"National Senior Tour" golf tournaments and will provide a venue for e-commerce merchandising and marketing.
     The Company entered into an agreement with "The Golfer's Advantage" ("TGA") in March 1999, under which both the Company and TGA agreed to engage in the promotion of TGA membership and products through the Company's website "BigGolfStore.com" and its website to be established called "nationalseniortour.com." Specifically, the Company and TGA agreed to jointly develop, produce and market the products known as "The Wedge
System," the "Tucker Short Game Test" and any other future products which the Company and TGA agree to jointly develop, produce, and market.


LICENSING
     The Company, as of the date of this Registration Statement, has no licenses to market, promote, distribute or sell any products, tournaments, or golf instructional programs other than rights under the agreements mentioned under the heading BUSINESS- WEBSITES E-COMMERCE. The Company intends to license and market a wide variety of golf-related branded consumer products and services worldwide. Further, the Company intends to license and market a variety of golf-related products which may include, but may not be limited to, men's and women's sportswear, men's tailored clothing, neckwear, luggage, socks, headware, belts, small leather goods, eyewear, furniture, calendars, and various forms of artwork and commemoratives.
      The Company is actively seeking a PGA Senior Tour affiliation and license although there can be no assurance that the Company will be successful in obtaining a PGA Senior Tour affiliation or license. The
Senior PGA Tour Board of Directors exercises authority over and responsibility for the granting of tour affiliation. To obtain a PGA Senior Tour
Affiliation the Company has applied to the Board of Directors of the Senior PGA Tour which consists of golfers playing on the Senior PGA Tour. Some of these board members have played in the "National Senior Tour" tournament and the Company believes they appreciate the importance of having a secondary or feeder tour through the Senior PGA Tour. The Company has been advised that the Board of Directors of the Senior PGA Tour will meet in January at which time the Company's affiliation will be considered. An affiliation with Senior PGA Tour would allow the Company to use the Senior PGA Tour logo and name in the marketing of the "National Senior Tour" tournaments, negotiation of sponsorship agreements and similar activities.

MARKETING
     The Company intends to market and promote the "National Senior Tour" golf tournaments, the "NST Instructional Schools", and any golf related equipment and products, or golf courses and projects that may be constructed.
     The Company intends to rely heavily on e-commerce through its existing website and website to be established as well as its "National Senior Tour" golf tournaments to implement the Company's marketing objectives. The Company's Big Golf Store.com website has only been introduced and operating for a few weeks, but has been averaging approximately 130 visits per day. Consequently, the percentage of total sales contributed by purchases on the website is immaterial at present, representing less than a percent of total sales.
     The Company also intends to utilize direct mailing to solicit participants and sponsors for its "National Senior Tour" golf tournaments.
     The Company's marketing and licensing strategy is to (i) establish and expand the worldwide sales of the Company's products; (ii) selectively establish licensed product lines to be marketed and promoted on the Company's existing website and website to be created; (iii) expand the number of "National Senior Tour" golf tournaments to be held; (iv) increase corporate sponsorships for its NST tournaments and/or golf instructional schools; (v) establish "NST Instructional Schools"; and (vi) acquire or establish relationships with certain complementary golf-related businesses, companies, properties or technologies.

"NST INSTRUCTIONAL SCHOOLS"
     The Company currently plans to sponsor a golf instructional school known under the name "NST Instructional Schools." The Company believes that growth in the golf instruction industry is driven by existing golfers' desire to continually improve their golf games and by new golfers seeking to learn the game. The "NST Instructional School" is designed to provide golf practice opportunities, affordable golf instruction and related recreational activities for golfers. The Company intends to set up and operate numerous "NST Instructional Schools" in the United States and Europe. The Company has not held any "NST Instructional Schools" to date, but rather has focused on hosting the "National Senior Tour" tournaments and developing the goodwill of that aspect of the Company's business. The Company currently anticipates hosting the first "NST Instructional School" sometime during the second quarter of 2000.
     The target market for the "NST Instructional Schools" are consumers who wish to seek affordable golf instruction. The Company intends to market "NST Instructional Schools" principally through: (i) direct response media advertising; (ii) direct mail programs; (iii) word-of-mouth referrals;
(iv) telemarketing; (v) its website "BigGolfStore.com"; and (vi) its website to be developed called "national senior tour.com."
     The existing "NST Instructional School" faculty has not yet been determined. The faculty will be comprised of professionals or assistants selected by the Company. These professionals and assistants will employ a teaching philosophy that is consistent with Eddie Pearce's approach to playing the game and Eddie Pearce's approach to teaching. Eddie Pearce is the Company's President and Chief Executive Officer.

COMPETITION
     The Company's competition varies among its business lines. The consumer markets for goods and services in which Company's marketing and licensing operations intend to operate are extremely competitive, with the Company's products and services competing against a mix of established name brand consumer products and services, products and services licensed or endorsed by sports and entertainment celebrities, private-label products and generic products that have not established a distinct brand identity. Competition in these products and services is primarily centered on styling, quality, price, brand recognition and service.
     In order for the Company to be competitive in these marketplaces, the Company must effectively maintain and promote the unique brand image of its services and its licensed products among consumers and establish strong marketing relationships with manufacturers and distributors of products which enhance that brand image. While the Company believes that it will compete effectively, the Company competes with a number of manufacturers and marketers of sporting goods, recreational products, apparel and other consumer products and services, many of which have substantially greater resources than the Company and many of which have well recognized brand names and broader and more established distribution networks.
     The Company also faces competition from other leisure and recreational activities, and sales of leisure and recreational products and services are affected by changes in consumer preferences, which are difficult to predict.
     The "National Senior Tour" allows a player to participate in events that are similar to the PGA Senior Tour. The Company believes that the "National Senior Tour" is the only tour of its kind in the United States other than the Senior PGA Tour, because, among other things, of the age restrictions common to each tournament. The "National Senior Tour" acts as a feeder tour by providing a venue for senior professionals to sharpen their skills and further develop their competitive position relative to other senior golfing professionals, allowing such golfing professionals to consistently finish among the top eight finalist in Senior PGA Tour Q-school competitions. In fact, during the current year, the "National Senior Tour", and in prior years, the Senior Series Tour, supplied the Senior PGA Tour with over 50% of the Senior PGA Tour's top eight finishers in Q-school competitions. Golfing professionals who have played in the "National
Senior Tour", or Senior Series Tours, and later played to the Senior PGA Tour include, among others, Bob Duval, John Jacobs, Walter Hall, Jim Dent,
Bruce Summerhays, Allen Doyle, Bobby Stobble, Dana Quigley and David Lunsten. Most "National Senior Tour" tournaments are held in cities that do not have golf tournaments or for that matter any major sporting events. Since the eligibility rules of the Senior PGA Tour are much more restrictive than those of the "National Senior Tour", the "National Senior Tour" does not compete directly against the Senior PGA Tour.
      There are several mini-tours around the country with which the Company does compete. Most of the tournaments are for open fields, which consist of players of all ages. Only a few of these tours offer competition for senior professionals like the "National Senior Tour". The golf courses where these tournaments are held are mostly below average and the administration of the events is less comprehensive than the "National Senior Tour". These mini-tours are the Company's primary competitors.
      The Company believes that the golf courses where the "National
Senior Tour" has sponsored events are generally considered above average or excellent from a professional golfing standpoint. All courses where
"National Senior Tour" events were hosted are private or semi-private courses that would qualify to hold a PGA event. In particular, Idlywild Golf and Country Club in Boumount, Texas is an exclusive, well-respected course located in an affluent subdivision of Boumount. Another "National Senior
Tour" tournament was held at Bandit Golf Club in New Braunfels, Texas, a relatively new golf course built on the outskirts of San Antonio that is professionally demanding and was in perfect shape when the tournament was played. Another of the "National Senior Tour" tournaments was hosted at Royal Oaks Golf and Country, a very-hilly, prestigious club in the Knoxville area, owned by Jay Hillgenberg, Reggie White and certain other professional football players, generally considered an excellent course. Another of the "National Senior Tour" events was held at the Woodland Golf Course in Columbia, South Carolina, which course is immaculately groomed and considered professionally challenging. The Company's "National Senior Tour" tournament held in Albany, Georgia was conducted at the Stonebridge Golf and Country Club, a course ranked by Golf Digest among the top ten new private country clubs in the U.S. Another "National Senior Tour" tournament held in McDonough, Georgia was conducted at the Georgia National, a course reputed to be a favorite of golfing professionals and always in excellent condition.
      The Company intends to continue pursuing plans to develop golf courses in order to develop its operations and establish its portfolio. There can be no assurance that suitable golf course development opportunities will be available or that, because of competition from other purchasers or other reasons, the Company will be able to consummate developments on satisfactory terms or to obtain necessary financing. In addition, the acquisition of golf courses may become more expensive in the future if demand for golf courses increases.
     The Company will compete for the purchase, lease and management of golf courses with several national and regional golf course companies.
Several of the Company's national competitors have larger staffs and currently have golf courses owned, leased or under management. In addition, several of the national competitors and certain of the smaller, regional companies have significantly greater capital resources than the Company.
     Golf courses are also subject to competition for players and members from other golf courses located in the same geographic areas. The availability of sufficient acreage often limits the number of competing courses, particularly in metropolitan areas, and limits the Company's ability to acquire, develop or construct golf courses in those areas.

SIGNIFICANT CUSTOMERS
     During the years ended December 31, 1998 and 1997, no one customer accounted for a significant portion (10% or more) of the Company's revenues.

EMPLOYEES
     As of the date of this Registration Statement, the Company has four employees, none of whom have entered into an employment agreement with the Company. There are no officers of the Company who work less than full-time for the Company. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

INTELLECTUAL PROPERTY RIGHTS
     The Company's ""National Senior Tour"," "Biggolfstore" and "NST Instructional School" brand names are believed by the Company to be
important in the promotion of its business and products.   The Company
expects to file trademark registrations to reserve its right to use these names.

YEAR 2000 COMPLIANCE
     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if A00 is interpreted to mean 1900, rather then 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."
     ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company.
Accordingly, the Company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be assurance to this effect.
     INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the Year 2000 Problem, Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the Year 2000 Problem may impact the Company. The Company's website provider has advised the Company that its internet service hardware and software facilities are all Year 2000 compliant.
     The Company has inquired of its lessor and vendors, as the case may be, concerning the Year 2000 compliance of its non-information technology systems and has been advised by those individuals or entities that the Company's fax machine, photocopier, telephone system and similar such important operating devices are Year 2000 compliant.
     The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations. The most reasonably likely worst-case Year 2000 scenario for the Company would be the disablement of the Company's personal computer/server and all software applications such as Windowsr, Wordr and Excelr. The Company estimates that the costs of replacing all these items would not exceed $1,500 in an aggregate.
     SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.
     CONTINGENCY PLAN. If the Company, notwithstanding its Year 2000 compliance review results, experiences any material Year 2000 issue, the Company's contingency plan is to replace any Year 2000 sensitive, disabled computer with a newer computer with Year 2000 compliant ROMs. Similarly, although the Company uses few software applications, and has been advised by the vendors of those software applications that the applications are Year 2000 compliant, in the event a Year 2000 problem arises regarding any software application, the Company will replace such application with a newer, Year 2000 compliant version of the software application.
     DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Year 2000 compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

                  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Consolidated Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB.

GENERAL
     Associated Golf Management develops, markets and operates golfing events and tournaments and a qualifying school. The Company from its inception has not operated profitably. The Company's new management has determined in order to achieve profitability, the Company must develop a strong regional and national corporate sponsor base, similar to other sporting events, such as NASCAR, Senior PGA , NIKE Golf Tour, etc. While the Company attempts to implement its plan to attract recognized sponsors, management has put in place controls over expenditures in order to reduce its current operating losses. These steps include: relocating the Company's corporate offices to smaller, less expensive quarters, reducing corporate staff, and limiting travel and marketing costs.

     1998 v. 1997

REVENUE

     For the year ended December 31, 1998, revenue from continuing operations was $698,672. Total revenue from continuing operations decreased by $805,974, or 53%, from $1,540,646 for the year ended December 31, 1997. The Company recorded a net loss from continuing operations in 1988 of $2,213,876 compared to a net loss of $3,136,247 in 1997. The revenues received from "National Senior Tour" membership dues increased $88,716 or 233% from $37,937 in 1997 to $126,653 in 1998, respectively. The increase was due primarily to the implementation of a structured dues schedule for tournament participation in late 1997 and an increase in individual dues charged to tournament participants in 1998.
     The revenues received from tournament fees decreased by $287,675 or 48%, from $601,825 in 1997 to $314,150 in 1998, respectively. In 1998 the Company held 8 tournaments as compared to 16 held in 1997. Dues in 1998 and 1997 were $300. Beginning in the third quarter of 1998, the Company's prior management was forced to curtail the number of tournaments due to continuing operating losses and resulting constraints in liquidity.
     The revenues received from sponsor fees and other tournament revenues decreased by $607,015 or 70%, from $864,884 in 1997 to $257,869 in
1998. The decrease was due to a reduction in the number of golfing tournaments and events held in 1998 as compared to 1997. While the Company's golf tournaments are held during the March through November periods, rain may delay or postpone a tournament. However tournaments are never cancelled due to weather, just postponed.
     The effect of inflation on the Company's revenue and operating results was not significant.

COSTS AND EXPENSES
     Total expenses from operations in 1998 decreased 37% to $2,912,548 from $4,640,893 in 1997. Total tournament and events expenses decreased 51% to $2,021,009 in 1998 from $4,155,759 in 1997. Tournament and event expenses decreased significantly as the Company held fewer tournaments and events in 1998 as compared to 1997. Selling general and administrative expenses increased 83% to $872,216 in 1998 from $476,820. Selling general and administrative expenses increased as a result of the Company's efforts to redirect the Company's operations in light of the decrease in golfing tournaments and events in 1998 as compared to 1997. The primary costs incurred by prior management in redirecting the Company's operations were increased marketing expenses to attract new corporate sponsors, along with the associated travel and entertainment, and promotional costs incurred in this unsuccessful effort. Net interest expenses increased to $11,000 in 1998 from $0 in 1997. During 1998, the Company's interest costs related primarily to a note payable to a Company Officer and Director.

     SIX MONTHS ENDED JUNE 30, 1999 AND 1998

REVENUE

     The Company's revenues decreased by $141,904 to $124,112 for the second quarter of 1999, from $266,016 during the same period in 1998. Revenues received from "National Senior Tour" membership dues increased $32,963 or 36% from $91,063 in 1998 to $58,100 in 1999, respectively. The decrease was due to the Company holding 3 fewer golfing events in the first three months of 1999 as compared to 1998. Revenues received from tournament fees decreased by $85,620, or 89.8%, from $95,280 in 1998 to $9,660 in 1999, respectively. The decrease was due to a reduction in the number of golf tournaments held in the quarter ended June 30, 1999 as compared to 1998. The revenues received from sponsor fees and other revenues decreased by $67,691, or 54.5%, from $124,043 in 1998 to $56,352 in 1999. The decrease was due to a reduction in the number of golf tournaments and events held during the quarter ended June 30, 1999 as compared to 1998.
     The Company's revenues decreased by $25,434 to $370,695 for the six months ended 1999, from $396,129 during the same period in 1998. Revenues received from the "National Senior Tour" membership dues decreased
$32,963, or 36.0% from $91,063 in 1998 to $58,100 in 1999, respectively. The decrease was due to the reduction in the number of golf tournaments held during the six month period ended June 30, 1999 as compared to the six months ended June 30, 1998. Revenues received from tournament fees decreased by $68,300, or 45.9%, from $148,500 in 1998 to $80,200 in 1999, respectively. The decrease was due to the reduction in the number of tournaments held during the six months ended June 30, 1999 as compared to 1998. Revenues from sponsorship and tournament revenues increased by $75,829 to $232,395 for the six months ended June 30, 1999, from $156,566 during he same period in 1998. While the Company held fewer tournaments in 1999 as compared to the six months ended June 30, 1998, the increase in revenues was due to the Company's new management implementing increased controls over the marketing of the events and ensuring all sponsors met their financial obligations in a timely manner.
     The effect of inflation on the Company's revenue and operating results was not significant.

COSTS AND EXPENSES
     The Company's expenses from operations for the second quarter of 1999 decreased $293,446, or 58.2% to $210,318 from $503,764 during the same period in 1998. Expenses associated with tournaments decreased 93.7% to $11,921 in 1999 from $188,460 in 1998. The decrease was due to the Company holding fewer golf tournaments and related events during the three months ended
June 30, 1999 as compared to 1998. Selling, general and administrative expenses decreased $118,428, or 37.8% to $194,795 in 1999 from $313,223 in
1998. The decrease was due to the reduction in the Company's operating staff, relocating to less expensive office facilities and management's implementation of cost cutting policies and procedures in 1999.
Depreciation and amortization expense in 1999 was relatively unchanged as compared to 1998.

     The Company's expenses from operations for the six months ended
June, 30, 1999 decreased $206,199, or 24.8% to $624,371 from $830,570 during the same period in 1998. Expenses associated with tournaments decreased 58.9% to $77,406 in 1999 from $188,460 in 1998. The decrease was due to the Company holding fewer golf tournaments and related events during the six months ended June 30, 1999 as compared to 1998. Selling, general and administrative expenses decreased $98,188, or 15.4% to $539,761 in 1999 from $637,949 in 1998. The decrease was due to the reduction in the Company's operating staff, relocating to less expensive office facilities and management's implementation of cost cutting policies and procedures in 1999.
Depreciation and amortization expense in 1999 was relatively unchanged as compared to 1998.

ACQUISITIONS
     In May 1997, the Company acquired Fairway Sports, Incorporated. The acquisition was completed primarily in exchange for restricted Common
Stock of the Company.  [See NOTE  B IN THE CONSOLIDATED FINANCIAL STATEMENTS.]
     In May, 1997, the Company completed the acquisition of Fairway
Sports, Incorporated, an inactive corporation with no significant assets or operations. Effective with the acquisition, all previously outstanding common and preferred stock of Fairway Sports was exchanged for common stock of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     1998 v. 1997

     As of December 31, 1998, the Company had a working capital deficit of $1,432,912 compared to a deficit of $298,130 at December 31, 1997, an increase in the deficit of $1,134,782. The decrease in working capital was substantially due to the decrease in golfing tournaments and related events in 1998 as compared to 1997 and the significant increase in selling, general and administrative expenses in 1998 as compared to 1997. As a result of the Company's operating losses in 1997 and 1998, the Company generated cash flow deficits of $913,581 in 1998 as compared to $2,784,984 in 1997 from operating activities. While the Company did not make any investments in 1998, the Company invested $41,120 in equipment and other assets in 1997. The Company met its cash requirements in 1997 and 1998 through the private placement of the Company's common stock in the amount of $2,838,422 and $2,070,546 in 1998, respectively. In addition, the Company borrowed $200,000 in June, 1998 from an officer of the Company. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and preferred stock. Historically, revenues from existing operations have not been adequate to fund the operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any additional acquisitions and use cash flow for internal growth.
     The Company has incurred significant amounts of trade debt, including commitments to structured monthly payments to the Internal Revenue Service for unpaid past due employee payroll taxes in the amount of $77,500. The Company plans to meet the monthly payments to the Internal Revenue
Service of $5,000 through cash flow from operations.
     While the Company has raised capital to meet its working capital and financing needs in the past, additional financing is required in order to meet the Company's current and projected cash flow deficits from operations. The Company is seeking financing in the form of equity in order to provide the necessary working capital. The Company currently has no commitments for financing. If the Company is unable to obtain adequate funds from the sale of its common stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to curtail its operations.
     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations, and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company.
     The independent auditors report included in this Registration
Statement on Form 10-SB states that the Company's working capital deficiency and stockholder's deficit raise substantial doubts about the Company's ability to continue as a going concern.

SIX MONTHS ENDED JUNE 30, 1999 AND 1998

     The Company's balance sheet at June 30, 1999 reflects a working capital deficit of $1,075,218 as compared to a deficit of $1,432,912 at December 31, 1998. During the six months ended June 30, 1999, the Company's working capital deficiency decreased $357,694. This was a result of the Company exchanging common stock in satisfaction of indebtedness and a scale down of operations during the first six months of 1999.
     The Company generated a negative cash flow from operations of $277,304 for the six months ended June 30, 1999 and $114,546 for the six months ended June 30, 1998. Negative cash flow from operating activities was primarily attributable to the Company's loss from operations of $253,676 for the six months ended June 30, 1999 and $434,441 for the same period in 1998.
     Cash flow generated from financing activities was $0 during the six months ended June 30, 1999 and $70,546 for the six months ended June 30, 1998. Net cash from financing activities decreased due to the Company not selling any securities during the six months ended June 30, 1999 as compared to 1998.


RECENT ACCOUNTING PRONOUNCEMENTS
     During 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB, for the full disclosure. In 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may be not recoverable. SFAS No. 121 had no impact on the Company's financial statements.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

      This Registration Statement on Form 10-SB contains forward-looking statements, consisting of any statement other than a recitation of historical facts, that can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue,"
"intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology.
These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including Europe, Asia, Africa, North America, South America or Australia; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the design, management and operation of golf courses; those risks associated with the ability to obtain sponsorships and guarantees for funding of the prize money and other costs associated with the Company's "National Senior Tour" golf tournaments, those risks associated with the Company's ability to successfully negotiate with certain project owners, as well as construction vendors and subcontractors, regarding the completion of existing golf construction projects and the minimization of costs associated with such completion, risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate, design, develop, construct, and manage golf courses, and risks relating to existing litigation, attorney general investigations, taxes owed, and associated costs arising out of Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets;
risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to the outcomes of the pending lawsuits against the Company and the associated costs; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed by the Company with the Securities and Exchange Commission.

RISK FACTORS

CURRENCY FLUCTUATIONS
     Although substantially all of the Company's contracts are denominated in United States dollars, fluctuations in the value of foreign currencies relative to the United States dollar could impact the Company's results of operations. As the Company expects to obtain significant revenues from its overseas licensees to be obtained and such revenues are generated in foreign currencies, fluctuations in the value of these currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments received by the Company relating to foreign licensing arrangements will be converted to U.S. dollars based on the exchange rate at the time of payment.

INFLATION
     The Company does not believe that the relatively moderate rates of inflation experienced in the United States in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company plans to do business, the Company does not believe that such rates have had a material effect on the Company's revenues or profitability. High inflation in foreign countries where the Company plans to do business, however, could have a material effect on the Company's revenues or profitability. There is also no guarantee that moderate rates of inflation in the United States will continue.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS AND THIRD PARTIES FOR PRODUCT DEVELOPMENT AND COMMERCIALIZATION

     The Company has established relationships with collaborative companies. See BUSINESS-WEBSITES/E-COMMERCE. Pursuant to these relationships, the Company's collaborative companies have specific responsibilities for the costs of development, promotion, regulatory approval and/or sale of golf courses and golf related products. The Company will continue to rely on present and future collaborative companies for the development of golf courses or golf related products and technologies. There can be no assurance that the Company will be able to negotiate future such collaborative arrangements on acceptable terms, if at all, or that current or future collaborative arrangements will be successful. To the extent that the Company is not able to establish such arrangements, it could experience increased capital requirements or be forced to undertake such activities at its own expense. The amount and timing of resources that any of these collaborative companies devotes to these activities will generally be based on progress by the Company in its golf course and golf related product development efforts. Usually, collaborative arrangements may be terminated by the collaborative company upon prior notice without cause and there can be no assurance that any of these collaborative companies will perform its contractual obligations or that they will not terminate these relationships. With respect to any products manufactured by third parties, there can be no assurance that any third-party manufacturer will perform acceptably or that failures by third parties will not impair the Company's ability to develop golf courses and deliver products on a timely basis.

UNCERTAINTY OF PROTECTION OF PATENTS, LICENSES, TRADE SECRETS AND
TRADEMARKS

     The Company's success depends, in part, on its ability to obtain rights to use the names "National Senior Tour," "BigGolfStore.com," and "NST Instructional School" to operate without infringing on the proprietary rights of others. There can be no assurance that the Company can obtain registration of these trademarks, or that registrations issued to the Company will not be infringed upon or designed around by others. The Company could incur substantial costs in defending itself in litigation brought by others or prosecuting infringement claims against third parties.
If the outcome of any such litigation is unfavorable to the Company, the Company's business could be adversely affected.

RISKS REGARDING POTENTIAL FUTURE ACQUISITIONS
     The Company's growth strategy includes as a material element the desire to acquire complementary companies, products or technologies. There is no assurance that the Company will be able to identify appropriate companies or technologies to be acquired, or to negotiate satisfactory terms for such an acquisition. Moreover, because of limited cash resources, the Company will be unable to acquire any significant companies or products for cash and the Company's ability to effect acquisitions in exchange for the Company's capital stock may depend upon the market prices for the Company's Common Stock. If the Company does complete one or more acquisitions, a number of risks arise, such as short-term negative effects on the Company's reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and difficulties in the integration of potentially dissimilar operations. The occurrence of some or all of these risks could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY IN STOCK PRICES; PENNY STOCK
RULES

      There has, to date, been no active public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or be sustained. Although the Company's Common Stock has been traded on the OTC Bulletin Board, the trading has been sporadic without significant volume.
      Moreover, the over-the-counter markets for securities of very small companies such as the Company historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company's industry and the investment markets and economic conditions generally, as well as quarterly variation in the Company's results of operations, may adversely affect the market price of the Company's Common Stock. In addition, the Company's Common Stock is subject to rules adopted by the Securities and Exchange Commission regulating broker-dealer
practices in connection with transactions in "penny stocks."   As a result,
many brokers are unwilling to engage in transactions in the Company's Common Stock because of the added disclosure requirements.

COURSE CONDITIONS
     General turf grass conditions must be satisfactory to attract play on the Company's golf courses to be acquired. Severe weather or other factors, including disease, could cause unexpected problems with turf grass conditions at any golf course or at courses located in the same geographic region. Turf grass conditions at each of the Company's golf courses to be acquired also depend to a large extent on the quality and quantity of available water. The availability of sufficient water is affected by various factors, many of which are not under the Company's control. There can be no assurance that certain conditions, including weather, government regulation or environmental concerns, which would adversely affect the supply of water to a particular golf course, may not arise in the future.
     The Company plans to operate golf courses throughout the country and could experience natural conditions which are beyond its control (such as periods of extraordinarily dry, wet, hot or cold weather, or unforeseen natural events such as storms, hurricanes, fires, floods or earthquakes). These conditions may occur at any time and may have a significant impact on the condition and availability of one or more golf courses for play and on the number of customers a golf course can attract. Except for fire insurance, the Company does not carry insurance against the effect of such conditions, which the Company believes to be consistent with standard practice in the industry. However, the occurrence or reoccurrence of any such conditions may require increased capital expenditures by the Company to the extent the Company is not insured and could have a material adverse effect on the Company's financial condition and results of operations.
Any problems with the conditions of gold courses could materially affect the Company's financial health as the existence of these conditions could result in the delay, postponement, or cancellation of the Company's "National Senior Tour" golf tournaments.

LIMITED OPERATING HISTORY; LACK OF PROFITABILITY
     The Company commenced its current operations in 1996. Since that date, the Company has generated minimal revenues and its operations have not been profitable. There can be no assurances that the Company will be successful in promoting its concept, in increasing its "National Senior Tour" participation, or increasing its revenues. Further, there can be no assurances that the Company will be able to develop profitable operations in the future. Results of operations in the future will be influenced by numerous factors including increases in expenses associated with growth, market acceptance of the Company's concept, competition, the ability of the Company to control costs and development of its plan of business. There can be no assurance that revenue growth or profitability on a quarterly or annual basis can ever be obtained. Additionally, the Company will be subject to all the risks incident to a developing business with only a limited history of operations. Prospective investors should consider the frequency with which relatively newly developed and/or expanding businesses encounter unforeseen expenses, difficulties, complications and delays, as well as such other factors as the possibility of competition with larger companies.

EFFECT OF INTEREST RATE CHANGES
      The Company is exposed to the impact of interest rate changes. Such exposure to market risk is inherent in certain of the Company's financial instruments which arise from transactions entered into in the normal course of business.

RELIANCE ON KEY PERSONNEL
      The success of the Company is dependent upon the experience and abilities of its senior management as well as its ability to attract and retain qualified golf course and golf-product knowledgeable general managers and superintendents. Key senior management include: Eddie Pearce, Al Richards, Ferd L. Harrison and Pat Patton. There is significant competition in the golf course and golf-product management industry for qualified personnel, and there can be no assurance that the Company will be able to retain its existing personnel or recruit new personnel to support its marketing objectives, goals and acquisition plans.

ENVIRONMENTAL REGULATION; LEASES WITH MUNICIPALITIES
     Operations at the Company's golf courses to be acquired will involve the use and storage of various hazardous materials such as herbicides, pesticides, fertilizers, motor oil and gasoline. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removing such hazardous substances that are released on or in its property and for remediation of its property. Such laws often impose liability regardless of whether a property owner or operator knew of, or was responsible for, the release of hazardous materials. In addition, the presence of such hazardous substances, or the failure to remediate the surrounding soil when such substances are released, may adversely affect the ability of a property owner to sell such real estate or to pledge such property as collateral for a loan.

GOLF PARTICIPATION
      The success of efforts to attract and retain members at a private country club and the number of rounds played at a public golf course have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general and regional economic conditions. Golf participation has increased significantly since 1970. Although the Company believes that demographic trends indicate that it is well positioned to grow its business and improve its financial performance, a decrease in the number of golfers or their rates of participation or in consumer spending on golf could have an adverse effect on the Company's financial condition and results of operations.

GOVERNMENTAL REGULATION
     The Company's golf course design, management, and construction activities are subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions, the handling, treatment and disposal of solid and hazardous wastes and the remediation of contaminates associated with the use and disposal of hazardous substances. Although the Company believes that it is and has been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be environmental liabilities or conditions associated with such activities of which the Company is not aware. Accordingly, there can be no assurance that future compliance with such requirements will not have a material adverse effect on the Company's financial condition.
     The Company is also subject to the Federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees. Further, the Company is subject to the Fair Labor Standards
Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The Company is also subject to foreign immigration, labor, safety and environmental laws in those jurisdictions where it performs services.


                   ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Florida, at 11007 North 56th Street, Suite 204, Temple
Terrace, Florida 33617 in leased premises under an agreement for a term scheduled to expire June 1, 2000. The Company is obligated to pay $9,453.24 in rent per year and is responsible for all sales and use tax and certain maintenance costs with respect to Company's use of the leased premises. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate. The Company does not own any golf courses as of the date of this Registration Statement.

             ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT

     The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 9, 1999 by
(i) each person (or group of affiliated persons who to the knowledge of the Company is the beneficial owner of five percent or more of the Company's outstanding shares of Common Stock, (ii) each director and each Named Executive Officer (as defined in Part I Item 6 of this Form 10-SB) of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them. The business address of each director and Named Executive Officer listed below is the Company's corporate address, 11007 North 56th Street, Suite 204, Temple Terrace, Florida 33617.

Security Ownership of Certain Beneficial Owners

(1)                 (2)                   (3)                  (4)
Title of Class   Name and Address of  Amount and Nature of   Percent of
                 Beneficial Owner     Beneficial Owner       Class

Common           None                   -                     -



Security Ownership of Management (1)

(1)               (2)                  (3)                   (4)
Title of Class  Name and Address of  Amount and Nature of   Percent of
                Beneficial Owner     Beneficial Owner       Class


Common          Eddie Pearce(2)      33,334 Common Shares   0.47%

Common          Pat Patton           25,000 Common Shares   0.35%

Common          Al Richards          100,000 Common Shares  1.41%

Common          Ferd L.Harrison      10,000 Common Shares   0.14%


(1) The total amount of securities held by management and directors of the Company is 168,334.

(2) Does not include 150,000 shares which could be obtained upon exercise of nonstatutory stock options. See EXECUTIVE COMPENSATION-STOCK OPTION PLAN.


           ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. The Directors of the Company are elected for a term of one year or until their successors shall have been duly elected and qualified. The executive officers serve at the discretion of the Company's Board of Directors. A summary of the background and experience of each of these individuals is set forth after the table.


Name             Age      Position with the Company


Eddie Pearce      46      President, Chief Executive Officer, Director

Pat Patton        50      Vice-President of Marketing, Secretary,
Director

Al Richards       56      "National Senior Tour" Manager, Treasurer,
Director

Ferd L. Harrison  72      Mayoral Liason, Vice-President, Director

EDDIE PEARCE

     Mr. Pearce has been the President, Chief Executive Officer, and a Director of the Company'since January, 1999. Mr. Pearce received an
Arnold Palmer Golf Scholarship and attended Wake Forest University. He also went to the Tournament Players Division Qualifying School, Myrtle Beach, South Carolina, the PGA Qualifying School in Houston, Texas, the PGA Business
School in Houston, Texas and received PGA Class A Status. Mr. Pearce was employed by Nike Tour (1994 to 1996), PGA Tour (1993-he regained privileges after a ten-year absence), and Tommy Armour Tour and Nike Tour
(1992). Mr. Pearce was an Automotive Dealer Management Consultant and formed his own company based in Tampa, Florida, from 1986 to 1998. From 1986 to 1998 this Company consulted with numerous automotive dealerships, including Grant Ford of St. Petersburg, Jim Simmons Pontiac Buick of Concord, North Carolina, Washington Motor Company of Abbington, VA, among others. Personnel were reevaluated and retrained. New employees (the number of employees ranged from 60 to 300) were hired for Sales and all other aspects of the dealership. At the various dealerships inventory ranged from one million to twenty million dollars; the Part's department revenues ranged from one hundred thousand to five million dollars and the Body shop revenues from twenty-
five thousand per month to one hundred thousand dollars per month. In 1983, he attended the Ford Motor Company Operation School to learn how to operate Automobile Dealerships. Mr. Pearce also worked as a Golf Director at the Orange Tree Golf and Country Club (Orange Tree ) in Orlando, Florida in
1981 and 1982. At Orange Tree he supervised the maintenance of the golf course and golf equipment and increased membership from 140 members to 425 members. Thereafter, he spent two years in a project with Arvida Corporation, which acquired Orange Tree, in which he was responsible for golf clubs and property. Mr. Pearce was also a Touring Golf Professional from 1973 to
1981.  Mr. Pearce's golfing achievements include:
    -      1979   placed second, Texas Open
    -      1975   placed second, Tallahassee Open
    -      1975   placed second, Inverrary Classic, placed second,
           Buick Open
    -      1974   placed second, Hawaiian Open
    -      1974   finished 9th in US Open
    -      1972   named to Walker Cup Team
    -      1972   Porter Cup Champion
    -      1972   College All American
    -      1971   College All American
    -      1971   Runner-up in US Amateur
    -      1971   Atlantic Coast Conference Champion
    -      1971   North South Amateur Champion
    -      1970   Florida Open Champion
    -      1968   Qualified for US Open
    -      1968   Qualified for US Amateur
    -      1968   USGA Junior Champion

PAT PATTON

     Mr. Patton has served as the Vice President of Marketing, Secretary and a Director of the Company since January, 1999. Mr. Patton holds a Bachelor's degree from the University of Texas in Business Administration-Marketing and Management. His graduate school course of study was International Marketing. Mr. Patton was a member of the part-time business faculty at Austin Community College Teaching and at St. Edward's University Teaching. In 1993 he was given an award as an outstanding faculty member at Austin Community College and in 1998 he was chosen as a national finalist for an Excellence in Teaching Award presented to Marketing and Advertising faculty. Mr. Patton has held marketing management positions with Xerox, Proctor & Gamble and the Upjohn Company. He has also served as a Sponsorship Coordinator for Liberty Mutual Legends of Golf. At Evergreen Alliance Golf Ltd. ("EAGL") he was employed as the Director of Marketing. EAGL is the owner and operator of over 55 golf facilities in 18 states. At EAGL he coordinated marketing, advertising, public and media relations for all of EAGL s facilities and implemented marketing research nationally for EAGL with a specific focus on golf and golf facilities.


AL RICHARDS

     Mr. Richards has served as "National Senior Tour" golf tournament
Manager, Treasurer and a Director of the Company since January, 1999. Mr.Richards attended Goshen College where he completed 2 years. He spent 32 yearsin the construction industry as well as in real estate development. Mr. Richards was involved in five (5) Golf Course Developments in Florida as a partner or consultant. While he was a consultant for Sand Kastle Construction, Inc. (Sand Kastle), Sand Kastle's annual sales increased from $300,000 to $20,000,000 in less than 5 years. When Sand Kastle was sold in1989, Mr. Richards involvement with Sand Kastle ended. In 1992 he became a Golf Pro and played in many Senior Series Tour golf tournaments from 1994 to 1996. Mr. Richards served as Senior Tour Rep for Dogleg Right & Echelon Golf in 1995 and 1996, then became Tour Director of the Senior Series in 1997, which includedbeing in charge of all Tour Operations. In 1999, Mr. Richards became Tour Director of the "National Senior Tour" and Secretary of the Company. As Tour Director, Mr. Richards has been and will continue to be responsible for management of operations of tour events including, but not limited to, arranging sites, coordinating schedules, working with marketing associates, coordinating media on site, MC Pairings, Party & Awards Banquet, player relations, supervising tee times, scoring, press releases, operation set-up and dismantling volunteers, as well as overall public relations for the "National Senior Tour".

FERD L. HARRISON
     Ferd L. Harrison has served as Mayoral Liason, Vice President and a Director of the Company since 1999. Mr. Harrison worked for twelve years in the field of public finance with the following Wall Street Firms: EF Hutton (1983-1984) as a special consultant; Smith Barney (1984-1985) as a special consultant, and (1985-1993) as Vice President; CS First Boston (1993-
1995) as a special consultant. He served as Mayor of Scotland Neck, North Carolina for 38 years and is a past president of the National League of Cities and served on its Board of Directors from 1975 through 1995.
     Mr. Harrison was also president of the North Carolina League of Municipalities, President of Electricities of North Carolina, and board member of the North Carolina Eastern Municipal Power Agency. He is a past president and a member of the North Carolina Community Development Council.
     President Reagan appointed Mr. Harrison to a seat on the Advisory Commission of Federalism 1981-1982, and in 1983 to the Advisory Commission on Intergovernmental Relations, where he served two terms. He also served as a member of the Intergovernmental Policy Advisory commission in the Office of the U.S. Trade Representative. He has served as chairman of the Region L. Council of Governments in North Carolina and was driving force in forming the Small Cities Council within the National League of Cities. He served as national chairman of the Council.
     Among his honors and achievements:
     N.C. League of Municipalities - Lifetime Honorary Member- one of 23 honored in 75 years.
     N.C. Distinguished Citizens Award - Awarded by Governor Jim Hunt 1982 Ferd L. Harrison Day - City of Los Angeles, 1982
     Ferd L. Harrison Day  -  North Carolina 1982
     Ferd L. Harrison Day  -  Scotland Neck 1998
     City and State Magazine -  All Pro 1987
     Outstanding Civic Leaders of America
     Presidential Award -  National League of cities 1996


     Mr. Harrison is a former employee of the Federal Bureau of Investigation. After combat in World War II, he worked with a special team assigned to conduct the War Crime Trials at Dachau. He was a businessman who served as president of an appliance, electronics, and tire dealership in Scotland Neck. Presently, he is Secretary/Treasurer of NSP Specialty Products of Pinehurst, North Carolina, a manufacturer that produces a non-toxic, epoxy based coating of 100% solids with no volatile organic compounds.
     Mr. Harrison is a graduate of Wake Forest University.

                    ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth certain information relating to the compensation paid by the Company during the last three (3) fiscal years to the Company's former Chief Executive Officer (Named Executive Officer). No other executive officer of the Company received total salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1998.

SUMMARY COMPENSATION TABLE




                                      Long Term
                                      Compensation

              Annual Compensation     Awards          Payouts

  (a)     (b)  (c)    (d)     (e)     (f)     (g)        (h)      (i)

                                              Securit
                            Other             ies Unde-
Name and                    Annual   Restrict rlying            All other
Principal     Salary        Compens- ed Stock Options/  LTIP    Compensa-
Position  Year  ($)  Bonus  ation    Awards   SARSs     Payouts tion

                       $      $       ) ($)    (#)        ($)     n ($)

Thomas,   1998  60,750  0      0         0       0          0        0
Taggert,  1997  201,22  0      0       2,750     0          0        0
CEO,      1996       5  0      0         0       0          0        0
President            0



STOCK OPTION PLAN
     On January 4, 1999, the Company's Board of Directors approved a
Stock Option Plan for the Company called "1999 Stock Option and Incentive Plan" ("Plan"). The Plan is subject to approval by a majority of the shareholders of Common Stock of the Company, which approval has not yet been obtained.
The stock subject to awards granted under the Plan shall be shares of the Company's authorized but unissued Common Stock. The aggregate number of shares which may be issued as awards or upon exercise of awards under the Plan shall not exceed 1,500,000 shares. The exercise price in the case of any incentive stock option shall not be less than the fair market value on the date of grant and, in case of any option granted to an Optionee who is a 10% or more shareholder of the total combined voting power of the outstanding stock of the Company, shall not be less than 110% of the fair market value on the date of grant. The exercise price in the case of any nonstatutory stock option shall not be less than 85% of the fair market value on the date of grant.
     On January 4, 1999, the Company granted a nonstatutory stock option for 150,000 to the Company's President and CEO, Eddie Pearce.
     On January 4, 1999, the Company granted nonstatutory stock options for an aggregate of 300,000 shares to certain consultants of the Company.
     As of the date of this Registration Statement, no shares have been purchased by the recipients of these nonstatutory stock options.
     Management of the Company contemplates that incentive stock options will be issued under the Plan during 1999.

           ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     PROMISSORY NOTE. In 1998, Al Richards, an Officer and Director of the Company advanced $200,000 to the Company for working capital purposes. The advance is represented by an unsecured promissory note. As of the date of this Registration Statement, the note's principal, plus accrued interest has not been paid, and as a result, the Company is in default under the terms of the note.

                  ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK
      The Company has 15,000,000 authorized shares of Common Stock, $.001 par value per share, of which 7,056,059 shares were issued and outstanding as of June 9, 1999. All shares of Common Stock outstanding are, and the shares offered hereby when paid for and issued will be, legally issued, fully paid and non-assessable. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights. Holders of the Common Stock are entitled to dividends when, as and if declared by the Board of Directors form funds legally available therefore. Future dividend policy will be determined by the Board of Directors of the Company in light of financial needs and earnings, if any, of the Company in light of financial need and earnings, if any, of the Company and other relevant factors. In the event of liquidation, dissolution or winding up the Company, holders of Common Stock are entitled to share proportionately all the remaining assets of the Company, after satisfaction of the liabilities of the Company.


                             PREFERRED STOCK
      The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine without further action by the Company's shareholders. As of the date hereof, there are no shares of Preferred Stock issued and outstanding.

                             TRANSFER AGENT
     The transfer agent for the Company's Common Stock is Pacific Stock Transfer Co., 3690 S. Eastern Avenue, Suite 218, Las Vegas, Nevada 89109.


                                PART II

           ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


     The Company's Common Stock is currently quoted on the OTC Bulletin
Board under the symbol AGMX. Currently there are 132 record holders of common stock of the Company. The total number of shares of common stock of the Company subject to Rule 144 restrictions is 4,634,652.
     On December 11, 1997 the Board of Governors of the National
Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the Securities and Exchange Commission to register the Company's Common Stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended, which, if declared effective by the Securities and Exchange Commission, will require the Company to make current financial filings with the Securities and Exchange Commission, thus qualifying the Company under the proposed rule change.
In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not remain eligible for quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's Common Stock.

PRICE RANGE OF COMMON STOCK
      On May 22, 1997 the Company's Common Stock began trading on the OTC Bulletin Board under the symbol FWAE. It now trades on the OTC Bulletin
Board under the symbol AGMX. Prior to such date, there had been no market for the Company's Common Stock; hereafter, there has been a limited trading market. While a limited public market currently exists, there can be no assurances that this market will be sustained or that if sustained, such market will operate in a stable manner. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                           COMMON STOCK(1)


      QUARTER         1999              1998             1997
                      TRADE             TRADE            TRADE
                   High   Low         High   Low        High  Low

1st Quarter        3.25   1.50        12.00  5.0625      -     -

2nd Quarter        1.875  1.125       13.50  3.00      9.00    9.00

3rd Quarter                           18.00  4.50      15.75   8.375

4th Quarter                            1.50  .375      13.125  6

(1)	In November, 1998, the Company effected a reverse stock split of one (1) share for every three (3) shares of Common Stock outstanding as of November 18, 1998, and the closing prices in this table on and after such date reflect such reverse split.

NO DIVIDENDS ANTICIPATED TO BE PAID
     The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.

CONTROL OF THE COMPANY; POSSIBLE ISSUANCES OF PREFERRED STOCK
     Due to the widely dispersed ownership of the issued and outstanding shares of Common Stock of the Company, the Company's officers and directors may be able to influence the election of all of the Company's directors and thereby control the operations of the Company. In addition, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the dividend, liquidation, conversion, redemption and other rights, preferences and limitation of such shares without any further vote or action of the shareholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or the rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will do so in the future. See Part 1, Item 8. ADESCRIPTION OF SECURITIES.

                   ITEM 2.  LEGAL PROCEEDINGS

     ALABAMA EASTER SEAL SOCIETY, INC. V. FAIRWAY SPORTS, INC. (Case No. CV-98-3388 in the Fifteenth Judicial Circuit Court of Alabama). On March
24, 1999, Judge Tracy McCooey entered a default judgment in the amount of $10,000.00 against Fairway Sports, Inc. in the action. A hearing to determine damages was set for May 21, 1999.
     IMPERIAL PALACE CASINO, INC. D/B/A IMPERIAL PALACE HOTEL & CASINO V. FAIRWAY SPORTS, INC. AND TOM TAGGART (Case No. A398252 in the District
Court for Clark County, Nevada). The Company and the Plaintiff reached a settlement whereby the Company would pay Plaintiff a total of $23,000.00.
The Company has already paid Plaintiff $10,000.00 and plans to pay
Plaintiff an additional $13,000.00 by September 25, 1999.
     SALEM LEASING CORP. V. FAIRWAY SPORTS, INC. (Case No. 99 CVD 3258 in
the General Court of Justice District Court Division, Forsyth County,
North Carolina). Plaintiff alleges that on March 4, 1997, Plaintiff and Defendant entered into a Vehicle Lease and Service Agreement("Vehicle Lease") pursuant to which Defendant leased motor vehicles from Plaintiff. According to Plaintiff, the Defendant is obligated under the Vehicle Lease to purchase the vehicles in the event of a breach or default by Defendant under the
Vehicle Lease. Plaintiff alleges that, as of April 16, 1999, Defendant is in arrears in the amount of $23,155.48. Plaintiff also claims that Defendant has failed to honor its purchase obligation and that an additional $28,108.04 is owed to Plaintiff. Plaintiff further seeks attorney's fees as it alleges that the Vehicle Lease provides for the recovery of reasonable attorney's fees incurred in enforcing Plaintiff's rights under the Vehicle Lease.
Plaintiff's total claim, therefore, amounts to $51,263.52 plus interest, costs, and attorney's fees.  The Company believes it has a valid defense to this claim as the vehicle leased under the Vehicle Lease referenced in the Plaintiff's Complaint has been returned to the Plaintiff.
     PRINCE CONTRACTING CO., INC. V. FAIRWAY SPORTS, INC. (Case No. 99
01488 in the Thirteenth Judicial Circuit in and for Hillsborough County, Florida). On March 17, 1999, Plaintiff served a complaint on Defendant alleging that on or about August 18, 1998, Plaintiff and Defendant entered into a construction contract and escrow agreement for site development of
Lexington Oaks Golf Course in Pasco County, Florida.   Plaintiff claims that
Defendant breached the contract by failing to pay Plaintiff for the labor, services, and material furnished under the construction contract and breached the escrow agreement by failing to fund the escrow account. Plaintiff's Complaint demands damages, costs, attorney's fees, and interest in general terms as it does not demand a specific dollar figure. The Company believes Plaintiff has been paid in full.
     ATTORNEY GENERAL. The Attorney General of the State of Florida has made inquiries of the Company concerning the operations of Fairway
Sports, Inc.. The Florida Attorney General has required that the Company provide it with a variety of information related to the tournament operations of Fairway Sports. The information requested by the Attorney General pertained to receipts, sponsorships, expenses, number of players, and prize monies awarded in connection with tournament operations. The Company has cooperated with and believes it has fully responded to the Florida Attorney General in this inquiry.
     INTERNAL REVENUE SERVICE. Fairway Sports, Inc. owes approximately $77,500.00 in unpaid taxes to the Internal Revenue Service. The Company has proposed a payment plan whereby the Company would pay the full amount of the taxes owed. The IRS has not yet entered in a settlement with the Company respecting the proposed payment plan. Pending execution of a settlement agreement with the Internal Revenue Service, the Company is making payments under the proposed payment plan of $1,500.00 per month through November 31, 1999 and is scheduled to make a final payment on December 31, 1999 of an additional $70,000.00.


             ITEM 3. CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

              ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In May 1997, the Company issued an aggregate of 416,502 shares of Common Stock in connection with the acquisition of Fairway Sports, Inc.
in a private transaction exempt from registration under Section 4(2) of the Act. The Company relied upon representations by Fairway Sports, Inc. to the effect that it was able to evaluate the fairness of the transaction, had adequate access to the requested information and was acquiring the shares for investment without intention to distribute the shares of the Company. A legend also was imposed on the shares delivered to Fairway Sports. The transaction was accounted for using the purchase method of accounting.
The value received by the Company were assets having a historical and fair value of $417.

     During 1997, the Company issued an aggregate of 1,084,085 shares of the Company's Common Stock for an aggregate of $2,838,422 in a private offering exempt from registration under Section 4(2) of the Act. In connection with the issuance, the Company relied upon representations from the purchasers that the shares being purchased were for investment without any intention to distribute the shares, that the purchasers had been given access to all information requested and that the investors were familiar with the golfing industry. Also, the shares issued in the offering contained a restrictive legend to which the purchasers consented. Company did not incur any underwriting discounts nor any offering costs, other than immaterial expenses such as printing and mailing fees, in connection with this offering.

     During 1997, the Company issued an aggregate of 2,750,000 shares of Common Stock to consultants and employees in exchange for $2,750 of services in transactions exempt from registration pursuant to Rule 701 of the Act. In connection with the issuances, the Company determined that shares were issued either to employees or consultants of the Company rendering bona fide services to the Company that were not in connection, directly or indirectly, with the offer or sale of securities in a capital raising transaction and that did not directly or indirectly promote or maintain a market for the Company's securities. The services provided the Company represented the agreed upon value of such services.

     In May 1998, the Company issued a total of 1,823,055 shares of Common Stock for an aggregate of $70,546.00 in a private offering exempt from registration under Regulation D of the Act. The shares issued in this offering were issued based upon representations from the purchasers that they were acquiring the shares for investment without any present intention to distribute the shares, that they had received all information requested and had received answers to all questions asked of the Company. Further, the purchasers consented to the imposition of a restrictive legend that was placed on the shares issued in the transaction referencing Rule 144. The Company did not incur any underwriting discounts nor any offering costs, other than immaterial expenses such as printing and mailing fees, in connection with this offering.

     In December, 1998, the Company sold a total of 4,000,000 shares of its Common Stock for an aggregate of $1,000,000 in a private offering exempt from registration under Regulation D of the Act. The shares issued in this offering were issued based upon representations from the purchasers that they had received all information requested and had received answers to all questions asked of the Company and consented to the imposition of a restricted legend that was placed on the shares issued in the transaction referencing Rule 144. The Company did not incur any underwriting discounts nor any offering costs, other than immaterial expenses such as printing and mailing fees, in connection with this offering.

     In 1998, the Company issued an aggregate of 225,000 shares of Common Stock to consultants and employees for services in exchange for $225 of services in transactions exempt from registration pursuant to Rule 701 of the Act. In connection with the issuances, the Company determined that shares were issued either to employees of the Company or consultants rendering bona fide services to the Company that were not connection, directly or indirectly with the offer or sale of securities in a capital raising transaction and did not directly or indirectly promote or maintain a market for the Company's securities. The services provided the Company represented the agreed upon value between the Company and the consultants and employees such services.

     During the six month period ended June 30, 1999, the Company issued an aggregate of 85,836 shares of Common Stock to consultants and employees for services in an exempt transaction under Rule 701 in exchange for $134,166 of services. In connection with the issuances, the Company determined that shares were issued either to employees of the Company or consultants rendering bona fide services to the Company that were not in connection, directly or indirectly with the offer or sale of securities in a capital raising transaction and that did not directly or indirectly promote or maintain a market for the Company's securities. The services provided the Company represented the agreed upon value between the Company and the consultants and employees such services. Also, during the six month period ended June 30, 1999, the Company issued an aggregate of 143,333 shares of Common Stock in connection with conversions of debt exempt from registration under Section 4(2) of the Act. The shares issued in this offering were issued based upon representations from the purchasers that they were acquiring the shares for investment without any present intention to distribute the shares, that they had received all information requested and had received answers to all questions asked of the Company. The purchasers also consented to the imposition of a restrictive legend that was placed on the shares issued in the transaction referencing Rule 144. The value of the stock issued was based upon the recent price of the Common Stock of $3.48 per share.


          ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent not prohibited by Nevada law.
The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.
     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.
     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.




FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1998 AND 1997


FORMING A PART OF ANNUAL REPORT
PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934


ASSOCIATED GOLF MANAGEMENT, INC.


ASSOCIATED GOLF MANAGEMENT, INC.

Index to Financial Statements

                                                									Page

Report of Independent Certified Public Accountants				    F-3

Consolidated Balance Sheet at December 31, 1998           F-4
and 1997

Consolidated Statements of Losses for the two years       F-6
ended December 31, 1998 and 1997

Consolidated Statements of Deficiency in Stockholders'    F-7
Equity for the two years  ended December 31, 1998 and
1997

Consolidated Statements of Cash Flows for the two         F-8
years ended December 31, 1998 and 1997

Notes to Consolidated Financial Statements					           F-9

INTERIM FINANCIAL STATEMENTS (UNAUDITED):

Consolidated Balance Sheet as of June 30, 1999 and        F-17
December 31, 1998

Consolidated Statement of Losses for the six months       F-17
ended June 30, 1999 and 1998

Consolidated Statement of Cash Flows for the six          F-20
months ended June 30, 1999 and 1998

Notes to consolidated financial statements at             F-21
June 30, 1999


STEFANOU & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1360 Beverly Road
Suite 305
McLean, VA  22101-3621
703-448-9200
703-448-3515 (fax)
Philadelphia, PA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Associated Golf Management, Inc.
Temple Terrace, Florida

	We have audited the accompanying consolidated balance sheet of Associated Golf Management, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of losses, deficiency in stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Golf Management, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years ended, in conformity with generally accepted accounting principles.

	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note J, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note
J. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





McLean, Virginia
May 22, 1999

ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1998 AND 1997



	ASSETS                                   1998                1997
                                         _____               _____


CURRENT ASSETS:

    Cash and equivalents            $  402,000           $  44,810
                                    __________           _________


		Total current assets                 402,000              44,810



PROPERTY AND EQUIPMENT-AT COST:


Furniture and equipment                 41,120              41,120
                                    __________            _________
                                        41,120              41,120



Less accumulated depreciation           16,448               8,224
                                    __________            _________

                                        24,672              32,896



OTHER ASSETS:

Organization costs, less                   272                 371
accumulated amortization of $223    __________            _________
in 1998 and 	$124 in 1997

                                           272                 371
                                    __________            _________

                                    $  426,944             $ 78,077
                                    ==========            =========


See accompanying notes to consolidated financial statements

ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1998 AND 1997


                                        1998             1997
	LIABILITIES                      ___________          __________


CURRENT LIABILITIES:


	Current maturities of long-term     $200,000          $    -
debt (NOTES C, G & H)

	Accounts payable and accrued        1,634,912           342,940
expenses	                         ____________         __________
		Total current liabilities	        $1,834,912           342,940



COMMITMENTS AND CONTINGENCIES (NOTE F)


DEFICIENCY IN STOCKHOLDERS' EQUITY (NOTE E)

	Preferred stock, par value,               -                 -
$.001 per share; 10,000,000
shares authorized; none used at
December 31 		1998 and 1997


	Common stock, par value, $.001            6684             2001
per share; 15,000,000	shares
authorized; 6,683,557 issued at
December 	31, 1998; 2,000,838
(restated) shares issued at
December 		31, 1997


	Additional paid-in-capital			          3,937,368        2,871,280
	Accumulated deficit			                (5,352,020)      (3,138,144)
                                       ___________      ___________
                                       (1,407,968)        (264,863)
                                       ___________      ___________
                                      $   426,944       $   78,077
                                       ===========      ===========


      See accompanying notes to consolidated financial statements

ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF LOSSES
YEARS ENDED DECEMBER 31, 1998 and 1997



                                      1998                 1997
                                  __________           ___________

Revenues:

 Dues                            $   126,653          $    37,937
	Tournament fees                     314,150              601,825

	Sponsor fees and other
tournament revenue                   257,869              864,884
                                  ___________          ___________
                                     698,672             1,504,646


Cost and expenses:

	Tournaments                       2,021,009             4,155,750

 Selling, general and
administrative                       872,216               476,820
	Depreciation and amortization         8,323                 8,323
	Interest                             11,000                    -
                                   __________            __________
                                   2,912,548              4,640,893
		Operating loss                  (2,213,876)            (3,136,247)

Income (taxes) benefit                  -                       -
                                   __________            ___________

Net loss                         $ (2,213,876)          $ (3,136,247)
                                   ===========           ============

Loss per common share
(basic and assuming dilution)    $       (.34)          $      (1.29)
                                   ===========           ============
Weighted average common shares
outstanding                          6,532,084              2,438,842
                                   ===========           ============


      See accompanying notes to consolidated financial statements

ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998 AND 1997

			        	  		Common	    Stock     Additional   Accumulated
     				 			   Shares  	  Amount   Paid-in-      Deficit
                                    Capital


Total
___________

Balance at     1,751,928   $1,752   $29,940       $(1,897)    $29,795
January 1,1997


Effect of reverse
Stock split
(Note E)      (1,167,952)  (1,168)   1,168             -          -
              ___________  _______   _____         ________    _______

Balance at
January 1, 1997
as restated      583,976      584     31,108         (1,897)    29,795


Shares issued
in connection
with acquisition
of Fairway
Sports, Inc.     416,502      417        -              -         417


Shares issued
in connection
with private
placement, net of
costs          1,084,085    1,084    2,837,338          -      2,838,422


Shares issued
to consultants
and employees
in exchange for
services        2,750,000    2,750        -             -         2,750


Effect of reverse
Stock split
(Note E)       (2,833,825)  (2,834)     2,834           -            -


	Net loss           -          -           -       (3,136,247) (3,136,247)
               ___________  _______     _____      ___________ ___________

Balance at
December 31,
1997 as
restated       2,000,838      2,001    2,871,280    (3,138,144) (264,863)


Sale of stock
in connection
with private
placement,
net of costs   1,823,055      1,823       68,723         -         70,546


Shares issued
to consultants
and employees
in exchange for
services         225,100        225          -           -           225


Effect of reverse
Stock split
(Note E)      (1,365,436)     (1,365)      1,365         -            -


Sale of stock
in connection
with private
placement, net of
costs          4,000,000        4,000      996,000       -       1,000,000


	Net loss         -               -           -     (2,213,876)  (2,213,876)
               _________        ______     _______  ___________  __________


Balance at
December  31,
1998           6,683,557       $ 6,684   $3,937,368  $(5,352,020) $(1,407,968)
               =========       ========  ==========  ============ ===========

       See accompanying notes to consolidated financial statements
                                     F-7


ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 and 1997

                                  1998                  1997
                                  ____                  ____

Increase (decrease) in cash and equivalents

Cash flows from operating
activities                   $ (2,213,876)           $(3,136,247)
	Net loss for the year
 Adjustments to reconcile
 net earnings to net cash

		provided by operating activities:

	Depreciation                    8,323                    8,323

	Increase (decrease) in:
  	Accounts payable and
   accrued expenses           1,291,972                 342,940
                              _________                 _______

  	Net cash provided
   by operating activities     (913,581)              (2,784,984)

Cash flows used in
investing activities
      	Capital expenditures,
       net of disposals            -                     (41,120)
                               _________                 ________

       Net cash used in
       investing activities        -                      (41,120)
                               =========                 =========


Cash flows provided (used)
in financing activities:

      	Proceeds from issuance
       of notes payable
       and other                200,855                       -

      	Proceeds from issuance
       of common stock,net    1,070,546                  2,838,422

	      Net cash, provided
       (used) in financing
       activities              1,271,401                 2,838,422
                              __________                 _________

Net (decrease) increase in
cash and equivalents             357,820                    12,318

Cash and equivalents at
beginning of year	                44,180                    32,492
                              __________                 _________

Cash and equivalents
at end of year	                $ 402,000                  $ 44,810

Supplemental Disclosures
of Cash Flow
Information

Cash paid during the year
for interest                     $-0-                        $-0-
                              ==========                 ==========

Common stock issued
for services                    $ 225                      $ 2,750


Acquisition:

  	Assets acquired              $  -                       $  417
   Accumulated deficit             -                           -
   Liabilities assumed             -                           -
   Common stock issued             -                         (417)
   Net cash paid for acquisition $  -                      $   -
                                ======                     ========

     See accompanying notes to consolidated financial statements

                                   F-8


ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 and 1997


NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

The Company was incorporated under the laws of the State of Nevada under the name Fairway Enterprises, Inc. (Company) in September, 1996. The Company was a wholly-owned subsidiary of Hanovia Creative Capital Corp., a Company formed under the laws of British Columbia, Canada in 1984.

In October, 1996, the shareholders exchanged all of the outstanding shares of common stock of Hanovia on a one for one basis for shares of common stock in the Company.

In May, 1997 the Company completed an acquisition of Fairway Sports, Incorporated (Fairway Sports), an inactive corporation with no significant assets or operations. The Company was subsequently named Associated Golf Management, Inc. Effective with the acquisition, all previously outstanding common stock of Fairway Sports was exchanged for common stock of the Company, resulting in the previous security holders of Fairway Sports owning approximately 30% of the voting stock of the Company. The exchange ratio was one (1) share of Fairway Sports common stock in exchange for one (1) share of the Company's common stock, ten
(10) shares of Fairway Sports Series A preferred stock in exchange for one (1) share of the Company's common stock and five (5) shares of Fairway Sports Series B preferred stock in exchange for one (1) share of the Company's common stock.

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions have been eliminated.

The Company develops, markets and operates golfing events, tournaments and a qualifying school. The activities are conducted primarily in the southeast and Midwestern parts of the United States.

Revenue Recognition


The Company follows a policy of recognizing revenues from sales of membership dues upon receipt of funds from members. Revenues from tournament fees, including sponsorships and other tournament revenues are recognized at the time the tournament is played.



Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. For financial statement purposes, depreciation and amortization are provided using the straight-line method over their estimated useful. The straight line method of depreciation is also used for tax purposes.

Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred.



F-9

ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997 AND 1997


NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes".

Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's customers are not concentrated geographically and it periodically reviews its trade receivables in determining its allowance for doubtful accounts.

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

F-10
ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES (continued)

Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $2,213,876 during the year ended December 31, 1998 and $3,136,247 during the year ended December 31, 1997. The Company's current liabilities exceeded its current assets by $1,432,912 as of December 31, 1998.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Earnings Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the year ended December 31, 1998 relating to the adoption of this standard.

NOTE B-BUSINESS COMBINATION

In May, 1997, the Company purchased, in an exchange for common stock, Fairway Sports Incorporated (Fairway Sports) in a transaction accounted for using the purchase method of accounting. The total purchase price and carrying value of net assets acquired of Fairway Sports were as follows:

		Net assets acquired		$ 417
		Net liabilities			       -
                       _____
					                 	$ 417
                       =====

As Fairway Sports was an inactive corporation with no significant operations, the Company recorded the carryover historical basis of net tangible assets acquired, which did not differ materially from their fair values at the date of acquisition. The results of operations subsequent to the date of acquisition are included in the Company's consolidated statement of losses.
                                 F-11


ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


NOTE C-LONG-TERM DEBT

Long-term debt at December 31, 1998 and 1997 consists of the following:

                                      1998            1997
                                      ____            ____

Note payable to officer
with interest at 10.5%
per annum; unsecured                $200,000             -

 		Less current portion              200,000             -
                                    ________          _____
                                      $ -              $ -



Aggregate maturities of long-term debt as of December 31, 1998 and 1997 are as follows:

                  			Year		     Amount
                     ____       ______

			                  1999      $200,000
                     2000           -
                     2001           -
                     2002           -
                     2003 and
                     after          -
                                ______

                               $200,000
                               ========

NOTE D-INCOME TAXES

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At December 31, 1998, the Company has available for federal income tax purposes a net operating loss carryforward of $5,300,000, expiring the year 2014, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the Company's future use of its existing net operating losses may be limited.

Components of deferred tax assets as of December 31, 1998 are as follows:

	Non current:
		Net operating loss carryforward	$1,800,000
		Valuation allowance		            1,800,000
                                   _________
		Net deferred tax asset	        	$    -
                                   =========


NOTE E-CAPITAL STOCK

The Company was incorporated under the laws of the state of Nevada in September, 1996 under the name Fairway Enterprises, Inc. (See Note A).
                                F-12



ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

NOTE E-CAPITAL STOCK (continued)

On January 1, 1997 the Company's authorized stock was 15,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share. On that date, the Company had outstanding 1,751,928 shares of common stock and no shares of preferred stock.

In May, 1997, the Company issued 416,502 shares of common stock in connection with the acquisition of Fairway Sports, Inc. (See Note B)

In 1997, the Company issued 1,084,085 shares of the Company's common stock in exchange for $2,838,422, net of offering costs.

In May 1998, the Company issued a total of 1,823,055 shares of Common Stock for an aggregate of $70,546.00 in a private offering, net of offering costs.

In November, 1998 the Company adopted, by unanimous consent of its Board of Directors, a resolution authorizing a reverse stock split of one (1) share for every three (3) shares of common stock outstanding as of November 18, 1998. All references in the financial statements to common stock, per share amounts, number of shares outstanding and stockholders' equity amounts have been restated as if the reverse split had occurred as of the earliest period presented.

 In November, 1998, the Company sold a total of 4,000,000 shares of its Common Stock for an aggregate of $1,000,000 in a private offering, net of offering costs..

In 1997 and 1998, the Company has also issued common stock in exchange for services rendered by certain employees and consultants of the Company.

NOTE F-COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space on a year-to-year basis in Temple Terrace, Florida.

Consulting Agreements

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. directors and officers. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

Litigation

In 1998, the Alabama Easter Seal Society, Inc. filed a complaint against Fairway Sports, Inc. in the 15th Judicial Court of Alabama. The complaint seeks payment of services provided the Company in connection with a golf outing held in Montgomery, Alabama. In March, 1999 the Court entered a default judgement against the Company in the amount of $10,000 plus damages. The Company acknowledges that it is indebted to the Plaintiff for services rendered, however disputes the amount owed. Management believes the ultimate outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.
F-13
ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


NOTE F-COMMITMENTS AND CONTINGENCIES (continued)

In December, 1998, the Imperial Palace Casino filed a complaint against Fairway Sports, Inc. in the District Court for Clark County, Nevada. The complaint seeks payment for services rendered in connection with a golf outing. The obligation is included in accounts payable and accrued expenses at December 31, 1998. In May, 1999 the Company and the Plaintiff reached a settlement of the dispute. Under settlement, the Company agreed to pay the Plaintiff $23,000.

In March, 1999, Prince Contracting Co., Inc. filed a complaint against Fairway Sports, Inc., a wholly-owned subsidiary of the Company, in the 13th Judicial Circuit in and for Hillsborough County, Florida. The complaint seeks payment for labor, services and materials furnished under a construction contract and breach of an escrow agreement. The amount of the claim has not been specified by the Plaintiff. Accordingly, an estimate of the ultimate loss, or range of loss, cannot now be determined. The Company believes it has meritorious defenses to the Plaintiff's claims and intends to vigorously defend itself against its claims.

In May, 1999, Salem Leasing Company filed a complaint against Fairway Sports, Inc., a wholly-owned subsidiary of the Company, in the General Court of Justice District Division for Forsyth County, North Carolina. The complaint seeks payment under remaining term of an agreement to lease certain personal property in the amount of $51,263, plus interests, costs and attorney's fees. The Company acknowledges that it is indebted to the Plaintiff, however disputes the amount owed. Management believes the ultimate outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Attorney General of the State of Florida has made inquiries with the Company concerning the operations of Fairway Sports, Inc., in 1998 and 1999. The Florida Attorney General has required that the Company provide it with a variety of information related to the tournament operations of Fairway Sports. The Company has cooperated with and believes it has fully responded to the Florida Attorney General in this inquiry.

The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation could have a material effect on annual operating results or cash flow when resolved in a future period. However, the ultimate liability cannot now be determined because of considerable uncertainties that exist. In the opinion of management there matters will not materially affect the Company's consolidated financial position or results of operations.

Joint Venture

Subsequent to the date of the accompanying financial statements, the Company entered into a letter of intent to form a joint venture with a developer of golf courses. Subject to certain conditions, the joint venture would design, develop and manage five (5) new golf courses in the southeastern United Sates. If consummated, the letter of intent requires the Company to provide $2,500,000 to the joint venture.

The Company currently does not have the funds available to meet this potential obligation.




                               F-14




ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

NOTE G-RELATED PARTY TRANSACTIONS

In 1998, an Officer and Director of the Company advanced $200,000 to the Company for working capital purposes. The advance is represented by an unsecured note (see Note C). As of the date of these financial statements, the note's principal, plus accrued interest has not been paid, and as a result, the Company is in default under the terms of the note.

NOTE H-EARNINGS PER SHARE

The following table presents the computation of basis and diluted loss per share:

                               1998          1997

Net (loss) available
for common
shareholders             $(2,213,876)     $(3,136,247)

Basic and fully
diluted loss per
share                       $ (.34)        $ (1.29)

Weighted average
common shares
outstanding               6,532,084         2,428,842
                          ==========        =========


Net loss per share is based upon the weighted average of shares of common stock outstanding. In November, 1998, a one (1) for three (3) reverse stock split of the Company's common stock was effected (See Note E). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

NOTE I-SUBSEQUENT EVENTS

Subsequent to the date of the accompanying financial statements, the Company issued options to purchase Company common stock to certain employees, directors and consultants as partial consideration for services being rendered to the Company. The terms of the options are as follows:

	Exercise Price Per Share	  	Number Outstanding     	Date of Expiration
 ________________________    __________________      __________________

      		$1.25		                 	450,000			            January, 2002


Subsequent to the date of the accompanying financial statements, the Company entered into an agreement with a Company Director to provide consulting and marketing services to the Company. The Director shall be compensated in the form of Company restricted common stock. In addition, the Director was granted an option to purchase Company common stock at $2.00 per share, which shall fully vest in July, 2000.

Subsequent to the date of the accompanying financial statements, the Company entered into an agreement with the Golfers' Advantage ("TGA"), under which both the Company and TGA agreed to engage in the promotion of TGA membership and golf- related products through the Company's internet web site to Company members. TGA shall be solely responsible for the administration of the website, marketing of the products,
maintaining   inventory, and  fulfilling all sales. The Company shall
assist in the marketing of TGA products to its members and shall receive
50% of all   TGA profits from sales to Company members.


Subsequent to the date of the accompanying financial statements, the Company entered into an agreement with a Company Director to provide consulting and marketing services to the Company. The Director shall be compensated in the form of Company restricted common stock. In addition, the Director was granted an option to purchase Company common stock at $2.00 per share, which shall fully vest in July, 2000.


                                 F-15



ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

NOTE J-GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 1998 and 1997, the Company incurred losses of $2,213,876 and $3,136,247, respectively. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing and marketing of its services and additional equity investment in the Company. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company's liquidity, subsequent to the date of these financial statements the Company's management has undertaken the following actions:

	- Obtained a $75,000 loan from a Company shareholder. The loan is unsecured, incurs interest at 10% per annum and is payable on demand.

 - Issued 143,333 shares of restricted common stock in exchange for unpaid debts of $500,000.

	- Implemented procedures to reduce Company overhead, general and administrative costs.

	-  Initiated plans for 10 National Senior Tour Golf Tournaments in
    1999.

	- Implemented a marketing program to expand its tournament and event corporate sponsorship.

In addition, the Company is actively pursuing additional equity financing through discussions with investment bankers. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that Management's actions will result in profitable operations and the resolution of its liquidity problems.



                                 F-16



ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)



ASSETS	                           June 30,          	December 31,
                                    1999     	         1998
Current assets
  Cash and equivalents         	$ 124,694           	$  402,000
  Inventory, at cost	              85,000		                 -
                                _________            ____________

    Total current assets	         209,694	              402,000

Property, machinery and
equipment, at cost	                17,740	               24,672

Other assets:

    Note receivable and other	     30,000	                272
                                _________            ____________

                               	$ 257,434	           $  426,944



    The accompanying notes are an integral part of these statements.


                                 F-17


ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

	                            June 30,           December 31,
                               1999               1998

Current Liabilities:
Current maturities of
long term debt	           $  200,000	            $ 200,000
Accounts payable and
accrued liabilities	       1,084,912 	           1,634,912
                          __________             __________


   Total current liabilities	  1,284,912           1,834,912

Deficiency in Stockholders' Equity

  Preferred stock, par value,
  $.001 per share; 10,000,000
  shares authorized; none issued	      -               -


  Common stock, par value,
  $.001 per share;
  15,000,000 shares authorized;
  6,683,557 issued at December 31,
  1998; 7,056,059
  issued at June 30, 1999            7,056	           6,684

		Additional paid in capital	     4,571,163        3,937,368

  Accumulated deficit	           (5,605,697)       (5,352,020)
                                 ___________       ___________

	                               (1,027,478)         (1,407,968)
                                 ___________       ___________

                                	$   257,434        $  426,944
                                 ===========       ===========


  The accompanying notes are an integral part of these statements

                                F-18


ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF LOSSES
(Unaudited)

                         	 Three Months Ended	  Six Months Ended
	                               June 30,          	   June 30,

                            1999      	1998	       1999     1998
                            ____       ____        ____     ____

REVENUES:

  Dues	                	$   58,100   	$ 46,693  	$ 58,100	 $ 91,063
  Tournament Fees	           9,660	     95,280	    80,200   148,500
  Sponsorship and
  tournament revenue	       56,352	    124,043	    232,395	  156,566
                            ______     _______     _______  ________

                         	  124,112	   266,016	    370,695	  396,129
                            _______    _______     _______   _______


EXPENSES:
  Tournaments        	       11,921	   188,460	     77,406	   188,460
  Selling, General and
  Administrative        	   194,795	   313,223	    539,761	   637,949
  Depreciatio & Amortization  3,602      2,081       7,204	     4,161
                            _______    _______     _______    _______

	                           210,318	   503,764	    624,371	   830,570

Operating Loss Before Income
Income Tax Expense	         (86,206)	  (237,748)	  (253,676)	 (434,441)
Income tax expense	             -          -           -	          -
                            ________   _________   _________  _________


NET  LOSS               	$  (86,206)	$(237,748)  	$(253,676)   $(434,441)
                            ========  =========    =========  ==========

Loss per common share
(basic and assuming dilution) $ (.01)  $ (.06)    $  (.03)    $   (.11)

Weighted average common
  shares outstanding	       7,058,788	 4,137,885	  7,410,753    4,025,335


     The accompanying notes are an integral part of these statements.

                                          F-19


ASSOCIATED GOLF MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	                                      Six Months Ended
    	                                       June 30,
                                         1999	        1998
                                         ____         ____


Increase (decrease) in cash
Cash flows from operating activities
    Net loss                        	$ (253,676)     	$(434,441)

Adjustments to reconcile net (loss)
 earnings to net cash provided by
 operating activities:

  Depreciation and amortization	        7,204	           4,161

  Common stock issued in connection
  for services rendered	                134,166

Changes in assets and liabilities
Inventory and prepaid expenses	         (85,000)
Other assets                            (30,000)
	 Accounts payable and accrued
  liabilities	                          (50,000)         315,734
                                        ________         _______

Net cash provided by (used in)
operating activities	                   (277,306)	       (114,546)

Cash flows from financing activities
  Proceeds from issuance of stock	         -               70,546
   Net cash provided by (used in)
   financing activities	                   -	              70,546
                                        _________         ________

    Net increase (decrease) in cash	     (277,306)	       (44,000)
Cash at beginning of period	              402,000	         44,810
                                        _________         ________
Cash at end of period                 	$  124,694          $   810
                                        =========         ========


          SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest		$  -             	$  -


SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS

Common stock issued in exchange for
services                                 	$ 134,166        	$  -


Common stock issued in exchange for debts	 500,000             -


   The accompanying notes are an integral part of these statements.

                                    F-20




ASSOCIATED GOLF MANAGEMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999
(Unaudited)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to SEC Form 10-QSB, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1998.

Amounts for the six months ended June 30, 1998 have been reclassified to conform with the June 30, 1999 presentation.

Consolidated Statements

The consolidated financial statements include the accounts of Associated Golf Management, Inc. and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.


INVENTORY

The Company's inventory at June 30, 1999 consists of golf equipment and related golf products for consumer use. The inventories are available for sale to participants and spectators at the Company's golf and qualifying school events . The inventory is stated at the lower of cost or market determined by the first-in, first -out (FIFO) method.
		Components of inventories at June 30, 1999 are as follows:

 		Finished goods			$ 85,000



                                F-21


EXHIBITS


EXHIBIT INDEX


Number			        	Description of Exhibit			         	Page
______            ______________________             ____


(11)        		Computation of Earnings per Common
			           and Common Share Equivalents	           E-1







ASSOCIATED GOLF MANAGEMENT, INC.

COMPUTATION OF LOSS EARNINGS PER COMMON
 AND COMMON EQUIVALENT SHARES

For the years ended December 31, 1998 and 1997


                           							 1998        	    1997
                                   ____             ____


Shares outstanding at beginning
of period	                       6,002,515       1,751,928

Weighted average of common
shares issued
during the period
                                   529,569         686,914

Weighted average of common
shares outstanding during the
period (adjusted for 1 for 3
reverse stock split in 1998)      6,532,084       2,438,842

Stock options and warrants
outstanding-not included
as they	have no dilative effect        -               -

Shares used in computing
earnings per common
share                             6,532,084       2,438,842

Loss per common share
($2,213,876/6,532,084)            $ (.34)
                                  =========
Loss per common share
($3,136,247/2,438,842)                            $   (1.29)
                                                  ==========

                                     E-1